MEDICIS PHARMACEUTICAL CORPORATION
7720 North Dobson Road
Scottsdale, Arizona 85256
October 7, 2008
Via EDGAR and Overnight Delivery
Tabatha Akins
Staff Accountant
Office of Health Care and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Medicis Pharmaceutical Corporation
Form 8-K filed on September 24, 2008 (the “Form 8-K”)
File No.: 001-14471
Dear Ms. Akins:
          We are responding to the Staff’s comment letter dated September 29, 2008 regarding the review of the above-referenced filing of Medicis Pharmaceutical Corporation (“Medicis” or the “Company”). We have set forth below our responses to the inquiries raised in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses.
Item 4.02 8-K
1.	In the sixth paragraph of Exhibit 99.1 you state that the error “was identified during an inspection of Ernst & Young LLP’s audit of the Company’s 2007 financial statements”. As it appears that you may have received notice from your independent accountants, please tell us why you disclosures do not comply with Item 4.02(b) and (c) of the General Instructions to Form 8-K, or amend your filing accordingly.
     The conclusion regarding the reliability of the Company’s prior period financial statements was reached by the Company’s Audit Committee after analysis of both the substantive accounting question and the materiality of the impact on the Company’s financial statements. The initial review and analysis commenced after the Public Company Accounting Oversight Board’s (the “PCAOB”) review of Ernst & Young LLP’s (“E&Y”) audit of the Company’s 2007 financial statements. Based on this review E&Y informed the Company that the method of accounting for returns of short dated/expired goods in the periods covered by the financial statements was not in conformity with generally accepted accounting principles, as the returns for expired product did not qualify for warranty or exchange accounting, and, accordingly, under Statement of Financial Accounting Standards No. 48 (“SFAS 48”), the Company should have deferred the full sales price of the product for the amount of estimated returns. The PCAOB comment did not address whether this error was material for one or more periods. The Company had historically treated returns of short dated/expired goods as a warranty or exchanges at the estimated cost of the replacement product.

Securities and Exchange Commission
October 7, 2008

     In connection with E&Y’s notification to management of the issue, E&Y did not advise or notify the Company that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements. Rather, as noted in the Form 8-K, E&Y brought the accounting issue to the attention of management and the Audit Committee and requested that additional analysis be performed. Management conducted a review of whether the reserve complied with SFAS 48 and whether the amounts involved were material under Staff Accounting Bulletin (“SAB”) 99 for one or more periods. Had the preliminary estimate of the impact of the error not been determined to be material to any prior period, no Item 4.02 Form 8-K would have been required. Management analyzed the scope and nature of the error and its materiality, discussed the matter with E&Y, and presented its preliminary analysis and recommendation to the Audit Committee. The Audit Committee then reviewed and discussed those findings and recommendations with management and E&Y and only then concluded that the financial statements for the relevant periods should no longer be relied upon. Accordingly, the Company respectfully submits that Item 4.02(a) of Form 8-K was the correct item.
2.	Please amend your filing to disclose the circumstances that led to the discovery of the errors described in your Form 8-K.
          The Company will amend the Form 8-K to clearly disclose the circumstances that led to the discovery of the errors. The amended Form 8-K will include the following language:
     “The Company commenced a review and analysis of its accounting for sales return reserves after the Public Company Accounting Oversight Board’s (the “PCAOB”) review of Ernst & Young LLP’s (“E&Y”) audit of the Company’s 2007 financial statements. Based on this review E&Y informed the Company that the method of accounting for returns of short dated/expired goods in the periods covered by the financial statements was not in conformity with generally accepted accounting principles, as the returns for expired product did not qualify for warranty or exchange accounting, and, accordingly, under Statement of Financial Accounting Standards No. 48 (“SFAS 48”), the Company should have deferred the full sales price of the product for the amount of estimated returns. Management conducted a review of whether the reserve complied with SFAS 48 and whether the amounts involved were material under Staff Accounting Bulletin (“SAB”) 99 for one or more periods.”
3.	Revise your disclosure to clarify what is meant by “modification in the Company’s technical interpretation of the generally accepted accounting principles relating to sales return reserve calculations”. If you applied the incorrect accounting principle, then provide us with additional information regarding how you determined that an alternative principle is more appropriate and specify whether the circumstances surrounding your restatement relate to a change in accounting principle.

Securities and Exchange Commission
October 7, 2008

          The Company will amend the Form 8-K to clarify what is meant by “modification in the Company’s technical interpretation of the generally accepted accounting principles relating to sales return reserve calculations”. The amended Form 8-K will include the following language:
     “Management determined that it had made an error in its interpretation and application of SFAS 48. Management’s prior accounting method with respect to sales return reserves accrued returns at replacement cost rather than deferring the gross sales price, based on the Company’s review of the economic impact of returns on its business, per SFAS 48. Management is revising its reserve calculations to defer the gross sales value of the returned product.”
4.	Please amend your filing to quantify the impact of these items for all periods affected. If you are unable to do so, please tell us and amend your filing to explain why you are unable to provide that information.
          Management and E&Y are working diligently to complete their respective analyses of the impact of the restatement and management expects that, subject to the completion of the PCAOB’s inspection of E&Y’s audit, the Company will file the amended 8-K containing a quantification of the estimated impact of the error for all periods affected by October 20, 2008. The figures will provide estimated effects on various accounts on the income statement and balance sheet, which we anticipate will include accounts receivable, net revenues and diluted net income (loss) per share. Management expects that the Company will file by November 10, 2008 an amended Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) with fully restated financials for all prior impacted periods as well as amended Forms 10-Q for any quarters subsequent to fiscal year 2007 in which the Audit Committee confirms that the error had a material impact. Although we are working as expeditiously as possible, we respectfully submit that we are currently unable to reliably quantify the impact of the restatement. Our inability to do so at this time results from:
▪	the complexity of the accounting methods at issue;

▪	the need to establish new valuation methodologies;

▪	the number of periods affected;

▪	the need to utilize gross sales price data from various historical periods dating back five years;

▪	the manner in which the revised figures flow through multiple levels of the financials; and

▪	our desire to coordinate our analysis with E&Y.
5.	Please revise your disclosure to specifically state which amended Forms 10-Q and 10-K you intend to file.

Securities and Exchange Commission
October 7, 2008

          The Company will amend the Form 8-K to disclose that it expects to file an amended 2007 Form 10-K as well as amended Forms 10-Q for any quarters subsequent to fiscal year 2007 in which the Audit Committee confirms that the error had a material impact. The Company will seek a waiver from the Division’s Office of Chief Accountant for any requirement that the Company file amendments to its periodic reports prior to the 2007 Form 10-K. Management believes that a single presentation of the restated financials and narrative disclosure in one amended Form 10-K will provide investors with all relevant and meaningful information relating to the prior restated fiscal years and quarterly periods prior to the 2007 Form 10-K.
6.	Refer to the first paragraph. Please amend your filing to specify whether you will reconsider, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions regarding your disclosure controls and procedures, specific to all of the applicable periods affected by your decision to restate, in light of the material errors and issues that you have described.
The Company will amend the Form 8-K as follows:
     “In conjunction with the restatement process, the Company will reconsider the adequacy of its previous assertions regarding its disclosure controls and procedures specific to all of the periods affected by the restatement in light of the errors and issues.”
7.	Refer to the second paragraph. Upon completion of the restatement process, please amend your filing to indicate whether or not your assessment of disclosure controls and procedures and internal control over financial reporting will be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement.
          The Company will amend its filing accordingly upon completion of the restatement process to indicate whether or not its assessment of disclosure controls and procedures and internal control over financial reporting will be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement.
8.	Lastly, please provide us with an estimated time-frame as to when you intend to file the amended Forms 10-Q and amended Form 10-K.
          At this time, management estimates that the Company will file the required amended periodic reports by November 10, 2008.
* * * *
          In addition, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect

Securities and Exchange Commission
October 7, 2008

to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have further questions or comments, please do not hesitate to contact Charles Ruck of Latham & Watkins LLP at (714) 540-1235 or John Huber of Latham & Watkins LLP at (202) 637-2200.

Sincerely, Medicis Pharmaceutical Corporation /s/ Richard D. Peterson Richard D. Peterson Executive Vice President, Chief Financial Officer and Treasurer

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